04015734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (860) 403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance
Title

Notary Public My Commission Exp. Oct. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Financial Statements with Additional Information

December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of
Phoenix Equity Planning Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis rather than to present the financial position and results of operations of the individual companies. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II (Computation of Net Capital Under Rule 15c3-1 at December 31, 2003) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 20, 2004

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Financial Condition

	December 31, 2003	2002
	(in thousands)	
Assets		
Cash and cash equivalents	$ 9,362	$ 19,677
Investments in affiliated investment funds	10,403	2,999
Management fees receivable	8,603	7,318
Concessions receivable	2,830	2,659
Receivables from related parties	9,163	9,247
Deferred commissions	1,879	
Prepaid expenses and other assets	992	1,444
Furniture and equipment, net	222	503
Deferred tax asset, net	2,559	1,353
Total assets	$ 46,013	$ 45,200
Liabilities and Stockholder's Equity		
Accrued compensation	$ 11,252	$ 10,897
Accounts payable and accrued expenses	1,519	3,121
Payables to broker-dealers	6,898	6,559
Payables to related parties	1,896	4,243
Total liabilities	21,565	24,820
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	20,062	19,154
Retained earnings	3,886	726
Total stockholder's equity	24,448	20,380
Total liabilities and stockholder's equity	$ 46,013	$ 45,200

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Income

	Year Ended December 31, 2003	2002
	(in thousands)	
Operating Revenues		
Management fees	$ 51,778	$ 59,000
Marketing fees	12,999	18,406
Fund accounting fees	7,863	8,883
Shareholder service agent fees	6,837	7,675
Distributor fees	20,292	21,882
Administrative fees	673	803
Underwriter fees	445	397
Investment and other income	3,353	479
Total operating revenues	104,240	117,525
Operating Expenses		
General and administrative expenses	39,297	50,394
Employment expenses	39,744	43,164
Commissions and finder's fees	19,801	19,998
Total operating expenses	98,842	113,556
Income before income taxes	5,398	3,969
Provision for income taxes	2,238	1,763
Net income	$ 3,160	$ 2,206

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2003 and 2002

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2001	$ 500	$ 17,812	$ 10,520	$ 28,832
Net income			2,206	2,206
Tax benefit related to stock compensation plan		1,342		1,342
Dividends			(12,000)	(12,000)
Balances at December 31, 2002	500	19,154	726	20,380
Net income			3,160	3,160
Capital contribution from parent		908		908
Balances at December 31, 2003	$ 500	$ 20,062	$ 3,886	$ 24,448

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Cash Flows

	Year Ended December 31, 2003	2002
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 3,160	$ 2,206
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	365	505
Amortization of deferred commissions	327	91
Deferred taxes	(1,206)	394
Changes in operating assets and liabilities:		
Management fees receivable	(1,285)	1,234
Concessions receivable	(171)	4,083
Receivables from related parties	84	5,599
Deferred commissions	(2,206)	
Prepaid expenses and other assets	452	(219)
Accrued compensation	355	2,590
Accounts payable and accrued expenses	(1,602)	(1,245)
Payables to broker-dealers	339	(4,927)
Payables to related parties	(2,347)	367
Change in unrealized (appreciation) depreciation on investments	(2,347)	375
Net cash (used in) provided by operating activities	(6,082)	11,053
Cash flows from investing activities:		
Purchase of investments, net	(5,057)	(112)
Purchase of furniture and equipment, net	(84)	(90)
Net cash used in investing activities	(5,141)	(202)
Cash flows from financing activities:		
Capital contribution from parent	908	
Dividends		(12,000)
Net cash provided by (used in) financing activities	908	(12,000)
Net decrease in cash and cash equivalents	(10,315)	(1,149)
Cash and cash equivalents, beginning of year	19,677	20,826
Cash and cash equivalents, end of year	$ 9,362	$ 19,677
Supplemental cash flow information:		
Income taxes paid	$ 2,645	$ 4,707
Non-cash activity:		
Tax benefit related to stock compensation plan		$ 1,342

The accompanying notes are an integral part of these financial statements.

1. Operations

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer and registered transfer agent principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission. Phoenix Investment Counsel, Inc. (PIC), a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with affiliated registered investment companies (collectively, the Phoenix Funds). PIC also manages institutional accounts and structured finance products, and provides investment management services for the non-real estate investment assets of Phoenix Life Insurance Company's (Phoenix Life) general account.

PEPCO is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements, which include the accounts of PEPCO and PIC, have been prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Investments in Affiliated Investment Funds

These investments are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices for equity investments and net asset values for mutual fund investments. Unrealized appreciation or depreciation on investments is included in investment and other income.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B mutual fund shares (Class B shares). These commissions are recovered by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B shares within five years of purchase.

From June 1, 1997 through December 31, 2002, PEPCO had commitments with unrelated third parties whereby the third parties funded commissions incurred by PEPCO upon the sale of Class B share mutual funds. As part of the transaction, the third parties were entitled to receive the ongoing distributor fees and contingent deferred sales charges related to the outstanding Class B share mutual funds that were sold during the period of the commitment. As of January 1, 2003, PEPCO began self-funding these commission payments.

The deferred costs resulting from the sale of Class B shares prior to June 1, 1997 and subsequent to December 31, 2002 are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Amortization expense, including adjustments for redemptions, was $.3 million and $.1 million in 2003 and 2002, respectively, and is included in distributor fees on the Consolidated Statements of Income. PEPCO periodically assesses the deferred commission asset for impairment and records additional amortization expense as appropriate.

Concessions Receivable

PEPCO acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX. PEPCO enters into selling agreements with other broker-dealers or entities either registered or exempt under the Securities Act of 1934 (selling brokers). Concessions receivable represent amounts due from PNX affiliates for the commission amounts due to selling brokers. PEPCO does not realize any net revenue from these transactions.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method with estimated useful lives of up to five years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Revenue Recognition

Management, marketing, fund accounting, shareholder service agent, and administrative fees are recorded as income during the period in which such services are performed. Management and administrative fees are generally earned based upon a percentage of assets under management, except for the fees for services related to the management of Phoenix Life's general account which are earned on a cost-recovery basis. Management fees contingent upon achieving certain levels of performance are recorded when earned. Management fees earned on collateralized debt obligations (CDOs) have senior and subordinated components. The senior fees are based on the average aggregate principal balance of the portfolio and are paid semi-annually or quarterly. The subordinated component of the fees is subject to the portfolio meeting certain financial criteria. As of December 31, 2003 and 2002, three CDOs did not meet all the criteria. Accordingly, subordinated management fees related to these three CDOs have not been recognized. At such time as the criteria is met, all or a portion of the subordinated fees may be recovered. Fund accounting fees are based upon costs incurred by PEPCO to perform accounting services. Shareholder service agent fees are generally computed and earned based upon the number of shareholder accounts. Marketing fees are computed based upon contractual agreements. Dealer concessions and underwriter fees earned (and related expenses) from the distribution and sale of mutual fund shares and other securities are recorded on a trade date basis.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within three or five years of purchase and Class C mutual fund shares made within one year of purchase. CDSC redemption income was $.2 million in each of 2003 and 2002, and is included in distributor fees on the Consolidated Statements of Income.

Distributor Fees

Pursuant to the terms of its distribution plans with the Phoenix Funds, PEPCO received distributor fees of $20.4 million and $21.8 million in 2003 and 2002, respectively. Of this, $17.1 million and $18.3 million in 2003 and 2002, respectively, was paid to broker-dealers, including WS Griffith & Co., Inc. (Griffith), an indirect wholly-owned subsidiary of PNX, as trailing commissions. The balances of $3.3 million and $3.5 million in 2003 and 2002, respectively, were recognized for distribution services provided by PEPCO.

Income Taxes

PEPCO accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

PEPCO files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PEPCO also files separate tax returns for certain other states where appropriate. PEPCO is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

Employee Benefit Plans

The employees of PEPCO, along with employees of certain other PXP affiliates, are covered under a qualified defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored and administered by Phoenix Life. The qualified pension and 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for PEPCO's participation in the pension plan.

The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans administered by Phoenix Life. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

In July 2001 and as of January 2002, PXP issued phantom options to certain employees of PEPCO under the provisions of an approved phantom option plan. The July options vested immediately and the January options will vest in even annual installments over a three-year period from the date of the grant. Any expense related to these options is recorded at PXP. In addition, certain employees of PEPCO were granted options to purchase common stock of PNX.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", which was reissued as FIN 46-R in December 2003. FIN 46 and FIN 46-R interpret the existing standards on consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities or VIEs). Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. On December 31, 2003, PEPCO adopted FIN 46-R for special purpose entities in which it holds a variable interest, as defined by FIN 46-R, through PIC. PIC's only interest in and financial exposure to these VIEs is limited to the management fees it earns as the VIE's investment advisor. PIC did not create or obtain an interest in any variable interest entities during 2003. Pursuant to the requirements of FIN 46-R, PIC performed certain tests related to its status as the primary beneficiary of the VIEs and determined that it is not the primary beneficiary of any of them. (See Note 5).

3. Investments

Investments in affiliated investment funds at December 31, are as follows:

	Market		Cost	
	2003	2002	2003	2002
	(in thousands)			
Kayne managed account	$ 6,540		$ 5,172	
Phoenix-Kayne mutual funds	1,049		908	
Phoenix-Seneca mutual funds	921	$ 767	915	$ 878
Other affiliated mutual funds	1,893	2,232	2,165	3,225
	$ 10,403	$ 2,999	$ 9,160	$ 4,103

4. Furniture and Equipment

Furniture and equipment is comprised of the following:

	December 31, 2003	December 31, 2002
	(in thousands)	
Computer equipment and software	$ 1,872	$ 2,560
Furniture and office equipment	1,113	1,218
	2,985	3,778
Accumulated depreciation	(2,763)	(3,275)
Furniture and equipment, net	$ 222	$ 503

Depreciation expense for the years ended December 31, 2003 and 2002 was $.4 million and $.5 million, respectively, and is included in general and administrative expenses on the Consolidated Statements of Income.

5. Variable Interest Entities

PIC serves as the investment advisor to five collateralized debt obligations (CDOs) that were organized to take advantage of bond market arbitrage opportunities. These CDOs, which are investment trusts, have aggregate assets of $2.1 billion at December 31, 2003 that are primarily invested in a variety of fixed income securities acquired from third parties. The CDOs, in turn, issued tranched collateralized debt and residual equity securities to third parties as well as to Phoenix Life's general account. The CDOs reside in bankruptcy remote, special purpose entities in which PIC provides neither recourse nor guarantees. PIC has determined that it is not the primary beneficiary of the CDOs as defined by FIN 46-R (see Note 2). Accordingly, PIC's financial exposure to these CDOs stems only from the investment management fees it earns, which totaled $4.4 million and $5.1 million in 2003 and 2002, respectively. An affiliate of PIC consolidates three of these CDOs, which have aggregate assets of $1.6 billion at December 31, 2003. In the first quarter of 2004, one CDO with aggregate assets of approximately $260 million at December 31, 2003 was liquidated.

6. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31, 2003	2002
	(in thousands)	
Current		
Federal	$ 3,055	$ 1,041
State	392	330
Total current tax expense	3,447	1,371
Deferred		
Federal	(1,196)	367
State	(13)	25
Total deferred tax expense	(1,209)	392
Total provision for income taxes	$ 2,238	$ 1,763

The deferred tax effects of temporary differences are as follows:

	December 31, 2003	2002
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 630	$ 630
Unrealized depreciation on investments	231	419
Furniture and equipment	167	167
Net operating loss carryforwards	1,648	250
Valuation allowance	(144)	(144)
Other	59	59
Gross deferred tax assets	2,591	1,381
Deferred tax liabilities:		
Unrealized appreciation on investments	4	
Other	28	28
Gross deferred tax liabilities	32	28
Deferred tax asset, net	$ 2,559	$ 1,353

PEPCO has a federal net operating loss carryforward of $3.9 million scheduled to expire in 2023. PEPCO also has state net operating loss carryforwards of $4.2 million that are scheduled to expire between 2012 and 2022. A valuation allowance has been established to reduce the carrying amount of the deferred income tax assets related to the state net operating loss carryforwards to the amount that is expected to be realized.

Except as noted above, management has reviewed the deferred tax assets and has determined that it is more likely than not that they will be realized.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31, 2003	2002
Statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	4.6	5.8
Other permanent differences	1.9	3.6
Effective income tax rate	41.5%	44.4%

7. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31, 2003 *(in thousands)*	2002
Aggregate indebtedness	$ 12,310	$ 13,998
Net capital	6,580	7,048
Ratio of aggregate indebtedness to net capital	1.87 to1	1.99 to 1

PEPCO's minimum required net capital at December 31, 2003 and 2002 based on its aggregate indebtedness on those dates, is $.8 million and $.9 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

8. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the Year Ended December 31, 2003	2002
	(in thousands)	
Intercompany expense sharing	$ 10,162	$ 13,008
Variable annuity distribution support	7,295	8,379
Fund accounting	5,583	6,867
Computer services	5,530	7,309
Distribution costs	2,693	2,153
Rent	2,080	2,481
Sales meetings	1,607	2,959
Travel, training and entertainment	1,342	1,991
Outside services	1,193	1,482
Printing	933	1,468
Telephone and postage	767	1,330
Depreciation	365	505
Other	(253)	462
	$ 39,297	$ 50,394

9. Other Related Party Transactions

Intercompany Agreements and Transactions

PEPCO is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO and PIC were allocated a total of $10.2 million and $13.0 million of expenses, net of $.3 million and $1.5 million of reimbursements, in 2003 and 2002, respectively. In addition, PEPCO charges Phoenix/Zweig Advisors LLC (PZA), a wholly-owned subsidiary of PXP, for its cost to provide administrative and financial services performed on PZA's behalf. In 2003 and 2002, PEPCO charged PZA $.2 million and $.9 million, respectively, for such services.

PEPCO is party to separate marketing agreements with its affiliates, Engemann Asset Management (EAM); Seneca Capital Management, LLC (Seneca); Kayne Anderson Rudnick Investment Management, LLC; PXP Institutional Markets Group (PXPIMG); Duff & Phelps Investment Management Co., and PZA. Pursuant to these agreements, PEPCO received a total of $15.3 million and $20.1 million in 2003 and 2002, respectively, for providing marketing services.

PIC is party to a separate marketing agreement with PXP Institutional Markets Group (PXPIMG), a wholly-owned subsidiary of PXP, whereby PIC pays PXPIMG a fee for providing marketing services on non-affiliated institutional advisory accounts. In 2003 and 2002, PIC paid PXPIMG $1.6 million and $1.7 million, respectively, for such services.

In 2003 and 2002, PIC had portfolio management costs related to certain mutual funds advised by PZA. Under an informal agreement, PIC charged PZA $2.5 million and $2.0 million in 2003 and 2002, respectively, for such services.

PIC is party to separate sub-advisory agreements with EAM and Seneca, whereby PIC pays a sub-advisory fee for investment management services provided by EAM and Seneca for certain affiliated funds. In 2003, PIC paid sub-advisory fees of $3.8 million and $1.4 million to EAM and Seneca, respectively, for these services.

In August 2002, PEPCO agreed to waive the investment management fees related to Phoenix Life's Employee Retirement Plan until those fees accumulate to $2.5 million. As of December 31, 2003, a cumulative total of $.9 million of investment management fees earned by PIC had been waived.

Revenues

PEPCO and its subsidiary manage assets and provide other investment advisory and distribution services to affiliated mutual funds, Phoenix Life and its subsidiaries, and other affiliated entities. Revenues earned from managing these assets are as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(in thousands)	
Management fees:		
Affiliated mutual funds	$ 23,882	$ 27,978
Phoenix Life general account	8,006	8,006
Affiliated structured finance products	4,966	5,695
Phoenix Life variable product separate accounts	10,294	11,759
Other	(25)	331
Total management fees	47,123	53,769
Marketing fees	12,999	18,406
Fund accounting fees	7,862	8,883
Shareholder service agent fees	5,525	6,179
Net distributor fees	3,343	3,458
	$ 76,852	$ 90,695

For each of 2003 and 2002, PEPCO received management fees averaging approximately .07% of the net asset value of the Phoenix Life general account assets under management. PEPCO's transactions with affiliates comprised approximately 74% and 77% of operating revenues for the years ended December 31, 2003 and 2002, respectively.

Receivables from Related Parties

Receivables from related parties are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)	
Expense sharing and subsidiary short-term advances due from affiliates	$ 5,102	$ 4,535
Distributor, fund accounting, and administrative fees	2,723	2,563
Tax sharing with PNX and PXP	1,338	2,142
Other receivables		7
	$ 9,163	$ 9,247

In addition, management fees receivable include $7.3 million and $6.1 million and concessions receivable include $2.8 million and $2.7 million as of December 31, 2003 and 2002, respectively, from related parties.

Operating Expenses

Phoenix Life provides certain administrative services at the request of PEPCO including payroll processing, purchasing, facility management, computer services, and other administrative support to PEPCO and its subsidiary. Additionally, certain of PEPCO's active and retired employees participate in Phoenix Life's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by Phoenix Life are as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
	(in thousands)	
Computer services	$ 5,243	$ 1,542
Rent	1,539	1,381
Administrative fees	539	755
Professional fees	75	
Equipment, rental and maintenance	31	25
Employee related charges:		
Pension and savings plan	2,240	3,422
Healthcare and life insurance benefits	1,659	1,132
Other	1,330	568
	$ 12,656	$ 8,825

PEPCO pays these charges based upon agreements with Phoenix Life. Computer services are based upon actual or specified usage. Other charges are based upon hourly rates, square footage or head count. PEPCO also reimburses Phoenix Life for employee related expenses paid by Phoenix Life. Management believes that these charges are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

Payables to Related Parties

Payables to related parties are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)	
Payable to Phoenix Life	$ 1,078	$ 926
Subadvisory fees payable, net	267	529
Expense sharing due to affiliates	551	2,788
	$ 1,896	$ 4,243

Subadvisory fees payable of $.9 million and $1.0 million are net of $.7 million and $.5 million of marketing fees receivable at December 31, 2003 and 2002, respectively, since these agreements are with the same affiliated parties.

In addition, payables to broker-dealers include commissions, including those payable under 12b-1 distribution plans discussed in Note 2, of $1.5 million and $1.1 million in 2003 and 2002, respectively, payable to Griffith.

During 2003 and 2002, PEPCO received a combined $5.1 million and $9.5 million, respectively, from PIC as dividends and return of capital.

10. Contingencies

PEPCO distributes its affiliated mutual funds through other third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, PEPCO may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of PEPCO or PEPCO provides services on behalf of the third parties. In certain circumstances, PEPCO may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PEPCO made no payments to third parties in 2003 and 2002, and has recorded no liabilities with regard to commitment as of December 31, 2003. PEPCO believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

Phoenix Equity Planning Corporation

Schedule I

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Financial Condition at December 31, 2003
(with comparative consolidated totals at December 31, 2002)

Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2003	Consolidated 2002
Assets					
Cash and cash equivalents	$ 8,036	$ 1,326		$ 9,362	$ 19,677
Investments in affiliated mutual funds	10,403			10,403	2,999
Management fees receivable		8,603		8,603	7,318
Concessions receivable	2,830			2,830	2,659
Receivables from related parties	7,356	6,040	$ (4,233)	9,163	9,247
Deferred commissions	1,879			1,879	
Investment in subsidiary	6,050		(6,050)		
Prepaid expenses and other assets	623	369		992	1,444
Furniture and equipment, net	150	72		222	503
Deferred tax asset, net	2,279	280		2,559	1,353
Total assets	$ 39,606	$ 16,690	$ (10,283)	$ 46,013	$ 45,200
Liabilities and Stockholder's Equity					
Accrued compensation	$ 3,738	$ 7,514		$ 11,252	$ 10,897
Accounts payable and accrued expenses	1,397	122		1,519	3,121
Payables to broker-dealers	6,898			6,898	6,559
Payables to related parties	3,125	3,004	$ (4,233)	1,896	4,243
Total liabilities	15,158	10,640	(4,233)	21,565	24,820
Stockholder's Equity					
Common stock	500			500	500
Additional paid-in capital	20,062	3,907	(3,907)	20,062	19,154
Retained earnings	3,886	2,143	(2,143)	3,886	726
Total stockholder's equity	24,448	6,050	(6,050)	24,448	20,380
Total liabilities and stockholder's equity	$ 39,606	$ 16,690	$ (10,283)	$ 46,013	$ 45,200

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidating Statement of Income for the Year Ended December 31, 2003
(with comparative consolidated totals for the year ended December 31, 2002)

Schedule I
(continued)
Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2003	Consolidated 2002
Operating Revenues					
Management fees		$ 51,778		$ 51,778	$ 59,000
Marketing fees	$ 23,852	(10,853)		12,999	18,406
Fund accounting fees	7,863			7,863	8,883
Shareholder service agent fees	6,837			6,837	7,675
Distributor fees	20,292			20,292	21,882
Administrative fees	673			673	803
Underwriter fees	445			445	397
Investment and other income	2,742	611		3,353	479
Income from equity in subsidiary	7,221		$ (7,221)		
	69,925	41,536	(7,221)	104,240	117,525
Operating Expenses					
General and administrative expenses	25,053	14,244		39,297	50,394
Employment expenses	24,046	15,698		39,744	43,164
Commissions and finder's fees	19,801			19,801	19,998
	68,900	29,942		98,842	113,556
(Loss) income before income taxes	1,025	11,594	(7,221)	5,398	3,969
(Benefit) provision for income taxes	(2,135)	4,373		2,238	1,763
Net income	$ 3,160	$ 7,221	$ (7,221)	$ 3,160	$ 2,206

Phoenix Equity Planning Corporation **Schedule II**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2003

(in thousands)

Net Capital

Total stockholder's equity, allowable for purposes of net capital computation		$ 24,448
Less nonallowable assets:		
Furniture and equipment, net	$ 150	
Accounts receivable and other assets	10,136	
Net worth of consolidated subsidiary (Note B)	6,050	16,336
Net capital before specific reduction in the market value of securities		8,112
Less securities haircuts pursuant to Rule 15c3-1		1,532
Net capital		$ 6,580

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$ 21,565
Liabilities of consolidated subsidiary (net of intercompany balances with parent of $1,415)	(9,225)
Difference resulting from offsetting various liability accounts against related assets	(30)
Aggregate indebtedness	$ 12,310
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $12,310)	$ 821
Net capital in excess of minimum requirements ($6,580 - $821)	$ 5,759
Ratio of aggregate indebtedness to net capital	1.87 to 1

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2003.

Note B - Consolidated Subsidiary

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2003 are as follows:

Cash and cash equivalents	$ 1,326
Receivables and other assets	15,012
Furniture and equipment, net	72
Deferred tax asset	280
	16,690
Accounts payable, accrued expenses and other liabilities	10,640
Net worth of consolidated subsidiary	$ 6,050

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Phoenix Equity Planning Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004